UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒  Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Results of the 2024 Annual General Meeting of Shareholders

 Item 1

Results of the 2024 Annual General Meeting of Shareholders

On July 17, 2024, ICL Group LTD (the “Company”) held its 2024 Annual General Meeting of Shareholders of the Company (the "Meeting"). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting (the “Proxy Statement”) that was attached as Item 1to a Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on May 31, 2024, as amended by the Report on Form 6-K/A furnished to the SEC on June 3, 2024, as detailed below:

1.
Re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal.

Votes were recorded as detailed in the table below:

Name of Director Nominee	Votes For	Votes Against	Abstentions
Yoav Doppelt	1,032,497,873 87.06%	153,474,589 12.94%	92,250
Aviad Kaufman	1,037,899,341 87.51%	148,072,203 12.49%	93,165
Avisar Paz	1,036,679,689 87.41%	149,292,620 12.59%	92,398
Sagi Kabla	1,037,989,008 87.52%	147,982,265 12.48%	93,435
Reem Aminoach	1,179,638,386 99.47%	6,333,101 0.53%	93,221
Lior Reitblatt	1,180,372,004 99.53%	5,598,905 0.47%	93,799
Tzipi Ozer Armon	1,169,133,747 98.58%	16,838,417 1.42%	92,543
Gadi Lesin	1,179,810,317 99.48%	6,188,811 0.52%	65,580
Michal Silverberg	1,179,616,499 99.46%	6,355,566 0.54%	92,643
Shalom Shlomo	1,036,012,572 87.35%	149,987,299 12.65%	64,839

2.	Re-election of Dr. Miriam Haran as an external director (within the meaning of the Israeli Companies Law, 1999) for a second three-year term.
Votes were recorded as detailed in the table below:

	Votes For (excluding Personal Interest Votes)	Votes Against	Abstentions
Re-election of Dr. Miriam Haran as an external director	612,905,778 99.02%	6,052,773 0.98%	94,066

3.
Approval of an amendment to the Company’s Articles of Association in order to allow for indemnification and insurance of directors and officers under the Israeli Economic Competition Law, 1988 (the “Israeli Competition Law”).

Votes were recorded as detailed in the table below:

	Votes For	Votes Against	Abstentions
Amendment to the Company’s Articles of Association	1,185,036,430 99.95%	558,692 0.05%	469,587

The Company’s amended Articles of Association, as approved at the Meeting, were filed as Annex A to the Proxy Statement.

4.
Subject to the approval of Proposal 3, approval of an amendment to the exemption, insurance and indemnification undertaking letter issued by the Company to each of its directors and officers to allow for indemnification and insurance in connection with proceedings under the Israeli Competition Law.

Votes were recorded as detailed in the table below:

	Votes For (excluding Personal Interest Votes)	Votes Against	Abstentions
Amendment to the exemption, insurance and indemnification undertaking letter	617,910,477 99.89%	660,264 0.11%	481,876

5.	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.
Votes were recorded as detailed in the table below:

	Votes For	Votes Against	Abstentions
Reappointment of Somekh Chaikin (KPMG)	1,181,497,926 99.82%	2,163,773 0.18%	95,746

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: July 17, 2024

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: July 17, 2024